February 11, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed February 6, 2019
           File No. 333-228896

Dear Mr. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2019 letter.

Amendment No. 1 to F-1 Filed on February 6, 2019

Prospectus Summary
Recent Developments--Regulatory Update, page 5

1. Regarding your disclosure of Circular 175, Circular on the Classification and Disposal of
       Risks of Online Lending Institutions and Risk Prevention, issued by PRC authorities in
       January 2019, please address the following:
         Expand your disclosure to provide the basis for your conclusion that you are a "Normal Marketplace" not materially impacted by this circular. In addition to an
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
February 11, 2019
Page 2
February 11, 2019 Page 2
FirstName LastName
             analysis of each criteria for Normal Marketplaces, please specifically address how you satisfy the requirement that peer-to-peer direct lending marketplaces be in strict compliance with all relevant laws and regulations given your disclosure that Niwodai
             Internet has not completed the steps required by the Interim Measures, including among other things updating its business scope to include "online lending information intermediary" (We are required to register our marketplace with the local financial regulatory authority and we have not completed, and may not be able to complete, the registration, page 22);
             Expand your disclosure here and in related sections of the prospectus to discuss (i) the recent impact to your business and operations as a result of Circular 175 and (ii) the potential impact to your business if you are deemed not to be a "Normal Marketplace";
             and
             Clarify the current status of Circular 175. We note several disclosures in your prospectus that the relevant PRC governmental authorities "are reported to have issued" the Circular, and that "if officially issued" you believe the Circular will not have a material adverse impact on your business.
Description of American Depositary Shares
Governing Law/Waiver of Jury Trial, page 205

2. We note your disclosure that the deposit agreement includes a jury trial waiver which on its face appears to apply to claims under the federal securities laws. Please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the deposit agreement that despite agreeing to this provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.
Note 2. Summary of Significant Accounting Policies
(k) Restricted cash, page F-17

3. In your response to comment 5, you indicate that no incremental provision expense is recognized for shortfalls in contractual investor assurance receivables since you expect to be able to use loan facilitation and or post-origination service fees received by other borrowers to fund investor assurance liability shortfalls. In accordance with ASC 606, recognition of a contract receivable and or asset is predicated on the identification of contract with a specific customer. To the extent the related receivables are not collected from the specific customer, an expense should be recognized in the financial statements to recognize the uncollectible contract receivable or asset. Please provide us with your analysis of your accounting policy as it relates to this guidance or revise your financial statements accordingly. Further, provide us with your journal entries which clarify your accounting for the timing and recording of potential provision expenses during the payment process.
 Dinggui Yan
Jiayin Group Inc.
February 11, 2019
Page 3
(e) Investor assurance program, page F-55

4. We note your response to comment 7. Disclose who determines the amounts to be withdrawn from Class B investors accounts, if any, to compensate Class A investors and any liability exposure to the company for performing the activities for the Class A and B investors.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(g) Revenue recognition, page F-59

5. We note your response to comment 9 and the related disclosures on pages F-25 and F-60.
      In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information disclosed in your registration statement and in your responses, your charge-off policy does not appear to follow this U.S. GAAP guidance. Please provide us with your analysis of your accounting policy as it relates to this guidance, and revise your financial statements and related ancillary disclosures and tabular presentations, if appropriate.


       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameDinggui Yan
                                                           Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                           Office of Financial
Services
February 11, 2019 Page 3
cc:       Meng Ding, Esq.
FirstName LastName